

September 14, 2012

<u>Via E-mail</u>
Robert L. Hodgkinson
Chief Executive Officer
Dejour Energy Inc.
598-999 Canada Place
Vancouver, BC Canada V6C 3E1

> **Re: Dejour Energy Inc.**
> **Registration Statement on Form F-3**
> **Filed August 27, 2012**
> **File No. 333-183587**
>
> **Form 20-F for Fiscal Year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33491**

Dear Mr. Hodgkinson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3. Key Information, page 7

Selected Financial Data, page 7

1.   We note your presentation of selected financial data under Canadian GAAP for 2007, 2008 and 2009, and under International Financial Reporting Standards ("IFRS") for 2010

and 2011. Please revise your presentation to disclose that the information based on previous GAAP is not comparable to the information based on IFRS. In addition, please revise your presentation so financial data determined under Canadian GAAP or US GAAP is not presented side-by-side with IFRS financial data here and throughout your Form 20-F. Refer to Form 20-F General Instruction G(h)(1) and G(h)(3).

Item 4. Information on the Company, page 19

Reserves Price Sensitivity, page 34

2.   We note your disclosure of the non-GAAP measure PV-10 in the tables presented on page 35. It does not appear that you have presented a reconciliation to the most directly comparable GAAP measure (i.e., the standardized measure of future net discounted cash flows presented in accordance with Item 302(B) of Regulation S-K). Please revise your disclosure accordingly. Refer to Item 10(e) of Regulation S-K.

Independent Auditor's Report, page F-2

3.   We note the report issued by your independent accountant states: "In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc…in accordance with International Financial Reporting Standards." Please obtain a revised report which complies with Item 17(c) of Form 20-F and explicitly states, if true, the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

4.   We note the report issued by your independent accountant states that their audit was conducted in accordance with Canadian generally accepted auditing standards. Please obtain a revised report which includes a statement that the audit was conducted "in accordance with the standards of the Public Company Accounting Oversight Board (United States)." Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

5.   We also note the report issued by your independent accountant appears to use going concern language that is not consistent with PCAOB standards. Please obtain a revised report that uses the term "substantial doubt" in referencing a going concern matter. Refer to AU 341.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daniel M. Miller